Exhibit 99.1
Investor Relations Contact
Mike Saviage Adobe
408-536-4416
ir@adobe.com

Public Relations Contact
Dan Berthiaume Adobe
408-536-2584
dberthia@adobe.com

FOR IMMEDIATE RELEASE

Adobe Updates Q1 and Fiscal Year 2018 Financial Targets
Impact of New U.S. Tax Law Results in Higher Fiscal Year 2018 Earnings Per Share Targets

SAN JOSE, Calif. — Jan. 22, 2018 — Adobe (Nasdaq:ADBE) today announced it is updating its financial targets to include expected financial impacts of the Tax Cuts and Jobs Act (the Tax Act), which was enacted into law during its first quarter of fiscal year 2018. The updated targets are being provided in connection with today’s filing of Adobe’s annual report on Form 10-K for fiscal year 2017 with the U.S. Securities and Exchange Commission.

Among other provisions, the Tax Act reduces the U.S. corporate income tax rate from 35 percent to 21 percent and imposes a 15.5 percent tax on accumulated foreign earnings effective Jan. 1, 2018. Given Adobe’s fiscal year 2018 began Dec. 2, 2017, the company will have a partial-year impact due to these changes.

Adobe expects its fiscal year 2018 GAAP and non-GAAP effective tax rates will decline substantially from rates in fiscal year 2017, as shown in the table below. The company also expects fiscal year 2019 GAAP and non-GAAP effective tax rates to stabilize at a rate of approximately 18 percent, below its fiscal year 2017 rate of approximately 21 percent.

"The new Tax Act is lowering Adobe’s effective tax rates, driving a significant increase in our earnings per share targets," said Mark Garrett, executive vice president and CFO, Adobe. "With ready access to our offshore cash, we will continue to evaluate investment opportunities to grow our business and we are actively expanding our campuses in the Bay Area and Utah to accommodate the growth of our employee base."

As of the end of its fiscal year 2017, Adobe had approximately $5.8 billion of cash and cash equivalents on its balance sheet, the majority of which was held offshore. Adobe estimates its accumulated foreign earnings tax obligation related to this will be offset against the company’s previous accrual for the repatriation of prior year foreign earnings. This amount, plus the amount the company expects to incur for remeasuring deferred tax assets, will result in a tax charge of approximately $85 million in Adobe’s first quarter fiscal year 2018 results and is factored into the GAAP effective tax rates provided in the table below.

	Expected GAAP Effective Tax Rate		Expected Non-GAAP Effective Tax Rate
	Q1 FY2018	Q2 – Q4 FY2018	Q1 FY2018	Q2 – Q4 FY2018
New target	~17 percent	~13 percent	~11 percent	~11 percent
Previous target	~9 percent	~23 percent	~21 percent	~21 percent

Adobe’s updated non-GAAP effective tax rate targets exclude a one-time financial impact of the tax law, consistent with the company’s long-standing practice of excluding large one-time items in its non-GAAP results.

Adobe Updates Q1 and Fiscal Year 2018 Financial Targets

Updated Financial Targets
As part of today’s update, Adobe reaffirmed its financial targets including revenue, annualized recurring revenue (“ARR”) and bookings targets as applicable for both the first quarter and for fiscal year 2018. Based on financial impacts of the Tax Act, Adobe stated it is adjusting its earnings targets as follows:

•
In fiscal year 2018, Adobe expects to achieve diluted earnings per share of approximately $4.72 on a GAAP-basis, and $6.20 on a non-GAAP basis. The company’s prior targets were approximately $4.40 on a GAAP-basis, and $5.50 on a non-GAAP basis.

•
In the first quarter of fiscal year 2018, Adobe expects to achieve diluted earnings per share of approximately $1.05 on a GAAP- basis, and $1.43 on a non-GAAP basis. The company’s prior targets were approximately $1.15 on a GAAP-basis, and $1.27 on a non- GAAP basis.

The company’s updated financial targets are summarized in tables below, and replace targets provided in December 2017.

Fiscal Year 2018 Annual Targets
Adobe total revenue	~$8.725 billion
Digital Media segment revenue	~23% year-over-year growth
Adobe Experience Cloud subscription revenue[1]	~20% year-over-year growth
Adobe Experience Cloud total revenue	~15% year-over-year growth
Earnings per share	GAAP: ~$4.72	Non-GAAP: ~$6.20
Net new Digital Media annualized recurring revenue (“ARR”)	~$1.1 billion
Adobe Experience Cloud subscription bookings[2]	~20% year-over-year growth
[1] Includes revenue from SaaS, managed service and term offerings for Adobe Analytics Cloud and Adobe Marketing Cloud, as well as total revenue for Adobe Advertising Cloud
[2] Includes annualized subscription value of SaaS, managed service and term offerings under contract for Adobe Analytics Cloud and Adobe Marketing Cloud

During fiscal year 2018, Adobe expects quarterly revenue, earnings per share and Digital Media ARR results to follow similar seasonality as was achieved in fiscal year 2017.

First Quarter Fiscal Year 2018 Targets
Adobe total revenue	~$2.040 billion
Digital Media segment revenue	~25% year-over-year growth
Adobe Experience Cloud total revenue	~15% year-over-year growth
Net non-operating other expense	~$6 million
Effective tax rate	GAAP: ~17%	Non-GAAP: ~11%
Share count	~500 million shares
Earnings per share	GAAP: ~$1.05	Non-GAAP: ~$1.43
Net new Digital Media annualized recurring revenue (“ARR”)	~$275 million

A reconciliation between GAAP and non-GAAP targets is provided at the end of this press release.

Adobe Updates Q1 and Fiscal Year 2018 Financial Targets

Forward-Looking Statements Disclosure
This press release contains forward-looking statements, including those related to revenue, ARR, bookings, net non-operating expense, share count, tax rates, and earnings per share on a GAAP and non-GAAP basis, which involve estimates, assumptions, and interpretations. The final impact of the Tax Act may differ from these estimates, possibly materially, due to, among other things, changes in interpretations and assumptions made, additional guidance that may be issued, unexpected negative changes in business and market conditions that could reduce certain tax benefits, and actions taken by Adobe as a result of the Tax Act. Many of the tax provisions noted above that become effective in our fiscal year 2019 will likely increase our effective tax rates. Further, the percentages above are provisional and based on estimates that may change as we continue to evaluate the impact of the Tax Act on our financial results and as we consider any new guidance the Financial Accounting Standards Board is expected to issue with regard to the accounting treatment for various new tax provisions. We anticipate providing additional information during our earnings call, including the impact to our earnings per share, when we announce our first quarter of fiscal year 2018 earnings. Additionally, other risks and uncertainties could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: failure to develop, acquire, market and offer products and services that meet customer requirements, introduction of new technology, complex sales cycles, fluctuations in subscription renewal rates, our ability to predict such renewals and risks related to the timing of revenue recognition from our subscription offerings, potential interruptions or delays in hosted services provided by us or third parties, risks associated with cyber-attacks, information security and privacy, failure to realize the anticipated benefits of past or future acquisitions, changes in accounting principles and tax regulations, and uncertainty in the financial markets and economic conditions in the countries we operate as a multinational corporation. For a discussion of these and other risks and uncertainties, please refer to Adobe’s Annual Report on Form 10-K for our fiscal year 2017 ended Dec. 1, 2017.

Adobe assumes no obligation to, and does not currently intend to, update these forward-looking statements.

About Adobe

Adobe is changing the world through digital experiences. For more information, visit www.adobe.com.

###

© 2018 Adobe Systems Incorporated. All rights reserved. Adobe and the Adobe logo are either registered trademarks or trademarks of Adobe Systems Incorporated in the United States and/or other countries. All other trademarks are the property of their respective owners.

Adobe Updates Q1 and Fiscal Year 2018 Financial Targets

Reconciliation of GAAP to Non-GAAP Financial Targets
(In millions, except per share data)

The following table shows Adobe's annual fiscal year 2018 earnings per share target reconciled to the non-GAAP target included in this document.

Fiscal Year 2018
Diluted net income per share:
GAAP diluted net income per share	$4.72
Stock-based and deferred compensation expense	1.21
Amortization of purchased intangibles	0.27
Impacts of the Tax Act	0.17
Other income tax adjustments	(0.17)
Non-GAAP diluted net income per share	$6.20

Shares used to compute diluted net income per share	500.0

The following table shows Adobe's first quarter fiscal year 2018 earnings per share and tax rate targets reconciled to non-GAAP targets included in this document.

First Quarter Fiscal 2018
Diluted earnings per share:
GAAP diluted net income per share	$1.05
Stock-based and deferred compensation expense	0.27
Amortization of purchased intangibles	0.07
Impacts of the Tax Act	0.17
Other income tax adjustments	(0.13)
Non-GAAP diluted net income per share	$1.43

Shares used to compute diluted net income per share	500.0

Effective income tax rate:
GAAP effective income tax rate	17.0%
Stock-based and deferred compensation expense	(0.8)
Amortization of purchased intangibles	(0.2)
Impacts of the Tax Act	(13.0)
Other income tax adjustments	8.0
Non-GAAP effective income tax rate	11.0%

Adobe Updates Q1 and Fiscal Year 2018 Financial Targets

The following table shows Adobe's second to fourth quarter fiscal year 2018 tax rate targets reconciled to non-GAAP targets included in this document.

Second to Fourth Quarter Fiscal 2018
Effective income tax rate:
GAAP effective income tax rate	13.0%
Stock-based and deferred compensation expense	(0.8)
Amortization of purchased intangibles	(0.2)
Other income tax adjustments	(1.0)
Non-GAAP effective income tax rate.	11.0%

Use of Non-GAAP Financial Information
Adobe continues to provide all information required in accordance with GAAP, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures. Adobe uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. Adobe's management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Adobe presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate Adobe's operating results. Adobe believes these non-GAAP financial measures are useful because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. This allows institutional investors, the analyst community and others to better understand and evaluate our operating results and future prospects in the same manner as management.
Adobe's management believes it is useful for itself and investors to review, as applicable, both GAAP information as well as non-GAAP measures, which may exclude items such as stock-based and deferred compensation expenses, restructuring and other charges, amortization of purchased intangibles and certain activity in connection with technology license arrangements, investment gains and losses, the related tax impact of all of these items, income tax adjustments, and the income tax effect of the non-GAAP pre-tax adjustments from the provision for income taxes. Adobe uses these non-GAAP measures in order to assess the performance of Adobe's business and for planning and forecasting in subsequent periods. Whenever such a non-GAAP measure is used, Adobe provides a reconciliation of the non-GAAP financial measure to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure as detailed above.

Calculating Annualized Recurring Revenue (“ARR”)

Creative ARR	Annual Value of Creative Cloud Subscriptions and Services + Annual Digital Publishing Suite Contract Value + Annual Creative ETLA Contract Value
Document Cloud ARR	Annual Value of Document Cloud Subscriptions and Services + Annual Document Cloud ETLA Contract Value
Digital Media ARR	Creative ARR + Document Cloud ARR
Note: ARR targets and results are adjusted for constant currency based on exchange rates in December each year.